Exhibit (a)(1)(K)
GLAXOSMITHKLINE SUCCESSFULLY COMPLETES TENDER OFFER
FOR SHARES OF PRAECIS PHARMACEUTICALS
London, UK — 16 February, 2007 — GlaxoSmithKline plc (GSK) announced today the successful completion of the tender offer by its wholly-owned subsidiary Pilgrim Acquisition Corporation (PAC) for shares of common stock (including the associated preferred stock purchase rights) of PRAECIS PHARMACEUTICALS INCORPORATED (Nasdaq: PRCS).
The depositary for the offer has advised GSK and PAC that stockholders of PRAECIS have now tendered a total of approximately 9,236,144 PRAECIS shares, representing approximately 85.95% of the outstanding common stock of PRAECIS. PAC has accepted for payment all PRAECIS shares tendered in the offer.
GSK further announced that PAC intends to exercise its option, under the terms of the previously announced merger agreement, to purchase directly from PRAECIS a number of additional shares sufficient to give PAC ownership of at least 90% of PRAECIS’ outstanding common stock, when combined with the shares purchased by PAC in the offer. Exercise of the top-up option thus will permit PAC to effect a short-form merger of PAC with and into PRAECIS under Delaware law. PAC will pay $5.00 per share for these additional shares.
After exercising the top-up option, PAC expects to effect the short-form merger as promptly as practicable, without the need for a meeting of PRAECIS stockholders. In the merger, PAC will acquire all other PRAECIS shares (other than those as to which holders properly exercise appraisal rights) at the same $5.00 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, PRAECIS will become a wholly-owned subsidiary of GSK.
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may cause or contribute to such differences include the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; changes in GSK’s and PRAECIS’ businesses during the period between now and the closing; obtaining regulatory approvals if required for the transaction; the successful integration of PRAECIS into GSK’s business subsequent to the closing of the acquisition; the ability to retain key management and technical personnel of PRAECIS; and other factors described in GSK’s Annual Report 2005 under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’. GSK is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
GSK Inquiries

US Media inquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Patricia Seif	(215) 751 7709

UK Media inquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Analyst/ Investor inquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

European Analyst/Investor inquiries:	Anita Kidgell	(020) 8047 5542
	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543

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